As filed with the Securities and Exchange Commission on January 12, 2007

Registration No. 333-138529

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment

No. 1 to

FORM S-3

REGISTRATION STATEMENT

Under

The Securities Act of 1933

MPC CORPORATION

(formerly HyperSpace Communications, Inc.)

(Exact name of Registrant as specified in its charter)

Colorado (State or other jurisdiction of incorporation or organization)	84-1577562 (I.R.S. Employer Identification Number)

John P. Yeros, Chairman

906 E. Karcher Road

Nampa, ID 83687

(208) 893-3434

(Name, address, including zip code, and telephone number, including area code,

of Registrant’s principal executive offices and agent for service)

Copies to:

Patrick Simpson, Esq.

Sonny Allison, Esq.

Perkins Coie LLP

1899 Wynkoop Street, Suite 700

Denver, Colorado 80202

(303) 291-2300

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier

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effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective statement for the same offering. ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered (1)	Proposed Maximum Offering Price Per Share (2)	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Common Stock, no par value	7,769,494	$.98; $1.38 (2)	$10,002,102	$1,070
Common Stock, no par value, underlying warrants (3)	2,655,736	5.50	14,606,548	1,563
Common Stock, no par value, underlying warrants (3)	200,000	3.00	600,000	64
Common Stock, no par value, underlying warrants (3)	90,000	1.60	144,000	15
Common Stock, no par value, underlying warrants (3)	8,955,212	1.10	9,850,733	1,054
Common Stock, no par value, underlying convertible debentures (3)	19,105,226	0.75	14,328,913	1,533
Common Stock, no par value, underlying convertible notes (3)	214,499	3.00	643,497	69

			$50,175,793	$5,368(4)

(1)

Pursuant to Rule 416 under the Securities Act of 1933, as amended, this registration statement also covers additional shares of common stock that may be issued as a result of stock splits, stock dividends or similar events.

(2)

Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended, based on the average of the high and low prices for the common stock of MPC Corporation (formerly HyperSpace Communications, Inc.) on January 11, 2007, as reported on the American Stock Exchange. $882 was previously paid for the registration of 5,969,996 shares of common stock at $1.38 per share, which was based on the average of the high and low prices of the common stock of MPC Corporation (formerly HyperSpace Communications, Inc.) on November 3, 2006, as reported on the American Stock Exchange.

(3)	Such shares are being registered for resale from time to time by certain selling shareholders

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(4)	$4,262 was previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

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The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS

SUBJECT TO COMPLETION, DATED JANUARY 12, 2007

38,995,167 SHARES COMMON STOCK

MPC CORPORATION

This prospectus relates to the public offering of up to 38,995,167 shares of our common stock, 29,895,461 of which are to be issued upon the exercise of outstanding warrants and conversion of outstanding debentures and notes by the selling shareholders identified beginning on page 16 of this prospectus.

We may receive proceeds from the exercise of warrants, but the warrants contain net exercise provisions that allow the holder to forgo some of the shares that would otherwise be received in order to pay the exercise price, so it’s unlikely that we will receive any cash proceeds from the exercised of warrants. We would be relieved of certain indebtedness if convertible debentures or convertible notes are converted into shares of our common stock. We will not receive any proceeds from the sale of the shares of common stock by the selling shareholders. The selling shareholders will bear all sales commissions and similar expenses. All other expenses in connection with this registration will be borne by us.

The selling shareholders may sell the shares of common stock offered by this prospectus at prices determined by the prevailing market prices for the common stock or in negotiated transactions. The selling shareholders may also sell the shares to or with the assistance of broker-dealers. The selling shareholders will determine when they will sell their shares and in certain cases securities laws and SEC regulations may require the selling shareholders to deliver this prospectus to purchasers when they resell their shares of common stock.

Our common stock is traded on the American Stock Exchange under the symbol “MPZ”. Prior to our name change to MPC Corporation from HyperSpace Communications, our common stock traded on the American Stock Exchange under the symbol “HCO”. On January 11, 2007 the last reported sale price of the common stock was $1.00 per share.

INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE “RISK FACTORS” BEGINNING ON PAGE 3.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is January 12, 2007

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TABLE OF CONTENTS

PROSPECTUS SUMMARY
RISK FACTORS
NOTE REGARDING FORWARD LOOKING STATEMENTS
USE OF PROCEEDS
SELLING SHAREHOLDERS
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
INFORMATION INCORPORATED BY REFERENCE
COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

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PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all the information that you should consider before investing in our securities. You should read the following summary together with the more detailed information regarding our company, the securities being registered hereby, and our financial statements and notes thereto incorporated by reference in this prospectus.

Unless the context indicates otherwise, all references in this prospectus to “we”, “our”, “us”, or the “company” refer on a consolidated basis to MPC Corporation and to its wholly-owned subsidiaries, including MPC Computers, LLC, which we acquired through a merger in July of 2005. When we refer only to “MPC” we are referring to the MPC Computers portion of our business that we acquired in July of 2005.

Overview

We formed as HyperSpace Communications, Inc. in 2001 as a Colorado-based software company and completed an initial public offering in October 2004. In July of 2005, we acquired MPC Computers, LLC, or MPC, which is now our wholly-owned subsidiary. As a result of the MPC acquisition, the size and nature of our business and our sales and marketing strategy has changed significantly from the time of our initial public offering. In fiscal 2004, our net sales were approximately $458,000 and MPC’s net sales were approximately $428 million. In fiscal 2005, our net sales, as a combined company, were approximately $367 million. On January 8, 2007 we changed our name to MPC Corporation.

We provide computing solutions to customers in the federal, state and local government, education and mid-market enterprise markets. We offer a broad range of customized computing products and services, including hardware, software and related support services. We manufacture and market ClientPro® desktop and TransPort® notebook personal computers, or PCs, NetFRAME® servers and DataFRAME™ storage solutions. Our suite of services includes both PC-related support (technical support, parts replacement, infrastructure deployment and recycling) as well as information technology (IT) consultative services such as security assessments. In addition to manufacturing PCs, servers and storage devices, we fulfill our customers’ requirements for third party products, including peripherals and software solutions.

We focus on the federal, state and local government and education, collectively called the public sector, and mid-market enterprises. This focus enables us to tailor our operating model to better support the needs of these customers for customized products, services and programs. Within the federal government market, we sell directly to government agencies and are among the top five PC hardware manufacturers supplying its products to the federal government in terms of government spending, according to statistics compiled by the U.S. General Services Administration, or GSA. We also sell directly to mid-market enterprises. In order to expand its market penetration in the state local and education, or SLE, market and mid-market enterprise market, MPC acquired, during 2003, the End User division of Omni Tech Corporation, a PC supplier and IT consultative services company focused on these markets.

We use a build-to-order manufacturing process we believe is an efficient means to provide customized computing solutions. Furthermore, we currently customize a majority of our product shipments to the public sector by including non-standard, customer-specific software or components. This allows us to differentiate our products by providing customization and PC-related services and support that assists our customers’ IT departments and reduces the costs of deployment and on-going maintenance of our computing infrastructures. We believe these efficiencies enable our customers to lower the total cost of ownership of their IT investment. Currently, we are focusing on a number of initiatives, including increasing the liquidity of our business, capitalizing on and expanding our growth in higher margin server and storage products, diversification away from our traditional reliance on desktop and laptop sales, and increasing utilization of our factory by providing build to order capabilities through contract manufacturing services for other parties.

In addition to our increased focus on server and storage products, we launched a new division called DirectCM™, or DCM, to provide custom manufacturing and distribution services for PC desktops, notebooks and servers to regional original equipment manufacturers (OEMs), systems integrators and value-added resellers (VARs). However, this initiative has not been successful to date and we may not be successful with this initiative in the future.

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Prior to our acquisition of MPC, our primary products consisted of our HyperWeb™ and HyperTunnel™ software. These software products address real-time application acceleration and improved business communications over wired and wireless networks. Despite investments in sales and additional product enhancements before and after our initial public offering, our software products have not been commercially successful. MPC has attempted to sell these software products, but there have not been any significant sales to date. In November 2005, we decided to suspend further R&D expenditures on these software products, and we do not expect significant sales of these products in the future.

We face significant constraints with regard to liquidity and working capital. In December 2005 and January and February 2006, holders of certain of our warrants exercised those warrants and purchased from us an aggregate of 4,193,267 shares of common stock at a price of $3.00 per share, for gross proceeds before expenses and commissions of $12,579,801. In September and October 2006 we completed two private placements of convertible debentures and warrants that resulted in gross proceeds to us before expenses and commissions of $9,486,250. The proceeds of the warrant exercise and the convertible debenture offerings are for working capital and other corporate purposes, and have been utilized in part to satisfy outstanding obligations to suppliers and creditors. However, the proceeds are not sufficient to fully address our liquidity constraints, and we are continuing to pursue additional operating and/or financing initiatives.

Company Information

We are a Colorado corporation with principal offices at 906 E. Karcher Road, Nampa, ID 83687. We may also be reached at (208) 893-3434 and are on the Internet at www.ehyperspace.com.

Where You Can Find More Information

We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. The SEC also maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. Our SEC filings are available to the public over the internet from the SEC’s web site at www.sec.gov, or our web site at www.ehyperspace.com.

The Offering

Securities offered	Up to 38,995,167 shares of common stock.
Use of Proceeds	Any cash proceeds from the exercise of warrants will be used for general corporate purposes. We will not receive any of the proceeds of sales of common stock by the selling shareholders.
American Stock Exchange symbol	MPZ

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RISK FACTORS

Investing in our securities involves a high degree of risk. You should carefully consider the following risk factors, and other information included in or incorporated by reference into this prospectus, including our financial statements and the related notes thereto. Described below are the principal risks that we expect to face, however they are not the only risks we may face. Additional risks and uncertainties that we do not presently know about, or have not yet identified, may also adversely affect our business. Our business, operating results and financial condition could be seriously harmed and you could lose your entire investment by the occurrence of any of the following risks, or by unforeseen risks not listed below.

Risks Relating to Our Company

Our liquidity and working capital constraints have caused us to receive a going concern opinion from our independent auditors, negatively affect our business and results of operation, and could result in bankruptcy.

We face significant constraints with regard to liquidity and working capital that have negatively impacted our business. Due to these liquidity constraints, our external independent auditors issued a report containing a going concern qualification for the year ended December 31, 2005 in their audit report dated March 20, 2006. We have pursued alternatives to increase our liquidity and ability to fund working capital. In December 2005, and January and February 2006, holders of warrants issued in connection with the acquisition of MPC transferred such warrants to various other individuals and entities who then exercised those warrants and purchased from us an aggregate of 4,193,267 shares of common stock at a price of $3.00 per share, for gross proceeds before expenses and commissions of $12,579,801. In September and October 2006 we completed two private placements of convertible debentures and warrants that resulted in gross proceeds to us before expenses and commissions of $9,486,250. The proceeds of the warrant exercise and the convertible debenture offerings were for working capital and other corporate purposes, and have been almost entirely utilized to satisfy outstanding obligations to suppliers and creditors. The proceeds of the warrant exercise and the convertible debenture offerings are not sufficient to fully address our liquidity constraints, and we are continuing to pursue additional financing sources. We cannot assure you that additional financing will be available on terms acceptable to us, or at all.

Our new accounts receivable credit facility with Wells Fargo, National Association, only provides us with liquidity if Wells Fargo elects, in its sole discretion, to purchase accounts receivable from MPC. Wells Fargo is not obligated to purchase any accounts receivable from MPC under this arrangement. If we are unable to obtain additional liquidity from third party financing sources, it will be difficult for us to reach profitability, execute on our business plan or continue operations without additional concessions from our creditors, which they may not be willing to provide. Our liquidity constraints negatively affect our business and results of operations. In particular, our liquidity constraints have and will continue to negatively impact our ability to obtain components from suppliers, our ability to retain customers and customer contracts, our ability to satisfy obligations and to sell additional product, our ability to retain key employees and our ability to fund capital expenditures or execute our business strategies, and could result in bankruptcy. Any additional secured debt funding may require approval of Wells Fargo and holders of our convertible debentures, and such approval may not be forthcoming.

We have failed to satisfy an AMEX listing requirement and may be delisted from the AMEX.

On April 14, 2006, we received a notice from the American Stock Exchange (“AMEX”) that we have failed to satisfy a continued listing rule. The notice was based on AMEX’s review of our Form 10-KSB for the fiscal year ended December 31, 2005, which included an audit opinion containing a going-concern qualification. The notice states that we are not in compliance with the AMEX Company Guide in that we have sustained losses which are so substantial in relation to our overall operations or our existing financial resources, or our financial condition has become so impaired that it appears questionable, in the opinion of the AMEX, as to whether we will be able to continue operations and/or meet our obligations as they mature. As required by the AMEX notice, we submitted a plan advising the action we have taken, or will take, that will bring us into compliance with the listing standards. On June 15, 2006, we announced that the AMEX accepted our plan for regaining compliance with the continued listing standards and granted until June 30, 2006, to regain compliance with continued listing standards. We did not meet all of the continued listing standards by the target date of June 30, 2006, and requested an extension. We met with the AMEX on December 12, 2006 and discussed our financial projections and progress on the plan we submitted to the AMEX in April 2006. The AMEX

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informed us that we are still not in compliance with continued listing standards, and we have again requested an extension to regain compliance, but the AMEX has taken no further action at this time and we have not yet received a response to our request for extension. We continue to communicate regularly with the AMEX staff regarding our progress. Our ability to regain compliance with the continued listing standards will be substantially dependent on our ability to complete additional financing and/or operating initiatives, of which there is no assurance. There can be no assurance that we will be able to continue our listing on the AMEX, or that the AMEX will grant our request for an additional extension. If we are unable to continue our listing on the AMEX, the value of your investment could be substantially reduced.

Under our accounts receivable credit facility, Wells Fargo is not obligated to purchase from us any accounts that it deems unacceptable in its sole discretion, and Wells Fargo is not required to purchase any minimum amount of accounts. If we default in our obligations under the facility, Wells Fargo could exercise several remedies and our assets will be subject to foreclosure.

On November 16, 2006 our wholly owned subsidiary, MPC Computers, LLC, and its subsidiaries, MPC-G, LLC and MPC Solutions Sales, LLC entered into separate Account Purchase Agreements with Wells Fargo Bank, National Association, acting through its Wells Fargo Business Credit operating division. We have unconditionally agreed to guarantee any and all payment obligations of MPC incurred under the Account Purchase Agreements.

Under the Account Purchase Agreements, MPC may assign to Wells Fargo, and Wells Fargo may purchase from MPC, certain accounts receivable. Wells Fargo will advance to MPC a percentage of the value of the purchased accounts. The Account Purchase Agreements provide MPC with liquidity only to the extent that MPC is able to generate accounts receivable from its operations, and do not provide for borrowing by MPC against the value of its other assets. Additionally, Wells Fargo has the right to require that MPC repurchase the purchased accounts in the event MPC’s customer does not pay the accounts within specified timeframes, if a material customer dispute arises, or in the event of a default under the Account Purchase Agreements. Wells Fargo has discretion as to the percentage advanced to MPC against any accounts. Wells Fargo is not obligated to purchase any accounts from MPC that Wells Fargo deems unacceptable in its sole discretion, and it is not required to purchase any minimum amount of accounts receivable from MPC. Because of Wells Fargo’s discretion pursuant to the terms of the Account Purchase Agreements and because borrowing is available only against accounts receivable generated from MPC’s operations, we cannot assure you of the amount of liquidity, if any, that will be available to us from Wells Fargo.

The Account Purchase Agreements with Wells Fargo are secured by substantially all of MPC’s assets. In the event MPC defaults, our assets will be subject to foreclosure. Additionally, Wells Fargo has several additional remedies for default, including acceleration of MPC’s payment obligations and discontinuation of the purchase of accounts receivable. If, in the event of a default by MPC, Wells Fargo forecloses under the Account Purchase Agreements, we may be forced to declare bankruptcy and you will likely lose the entire value of your investment.

We have incurred substantial losses in the past and may incur losses in the future if we do not achieve revenue growth, gross margin improvement or a reduction of operating expenses as a percentage of revenues or a combination of the foregoing. Any future losses could decrease our ability to effectively operate the business, obtain additional liquidity and cause our stock price to decrease significantly.

In 2004 and 2005, as stand-alone entities, we (under the name HyperSpace Communications) incurred net losses of $3.2 million and $7.5 million respectively, and MPC incurred net losses of $6.2 million and $21.0 million. During the nine months ended September 30,2006 we incurred a net loss of $40.5 million. MPC’s loss during 2005 was partially the result of an approximately 14% decline in net sales, in part attributable to reduced sales to key federal agencies and lower sales to state, local and education customers, compared to 2004. MPC’s gross margin in 2005 has also declined compared to comparable periods in 2004. Our HyperSpace software product line has declined significantly in sales, and we do not expect material sales of these products in the future. Net sales and gross margin may continue to decline. While we have reduced certain operating expenses the reductions may not be sufficient to reach profitability. We will incur losses in the future if we do not achieve revenue growth, gross margin improvement or a reduction of operating expenses or a combination of the foregoing. Future losses raise doubts about our ability to achieve profitability, which could decrease our ability to effectively operate the business, obtain additional liquidity and result in a significant decrease in the price of our securities.

If net sales continue to decline and we are unable to further reduce expenses, we will not have sufficient cash flow

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and, under those circumstances, we will need additional capital to continue operations and to execute on our business plan. Such additional capital may not be available and you could lose the entire value of your investment.

Sales declined in 2005 compared to 2004, and have declined in 2006 compared to 2005. If net sales continue to decline and we are unable to make further reductions in expenses, we will not be able to fund our operations from cash generated by our business. We have principally financed our operations through the private placement of shares of common and preferred stock, debt and an initial public offering in October 2004, and MPC has financed its operations through internally-generated cash and through credit facilities, with limited additional borrowing availability. If we fail to generate sufficient net sales and cash flow to fund operations, our ability to increase sales will be severely limited and we will not be able to operate effectively unless we are able to obtain additional capital through equity or debt financings. Such additional capital may not be available and you could lose the entire value of your investment.

We have had limited success in raising capital to address our liquidity needs in the past and may not be able to successfully raise capital in the future. If we are unable to raise additional funding, we will not be able to effectively operate the business, and you could lose the entire value of your investment.

Historically, we have financed our operations through private placements of equity securities, convertible debt, loans from our founder and other Board members, short-term loans, a line of credit and $7.1 million in net proceeds from our IPO. Under its prior ownership before the merger, MPC made several unsuccessful attempts to raise additional capital to address its liquidity needs. Subsequent to the merger, we have made several attempts to raise additional capital. Except for funds raised though the exercise of warrants in late 2005 and early 2006 and the private placement of convertible debentures in September and October 2006, these attempts have also been unsuccessful. We may not be successful in future attempts to raise additional capital. If we are not able to raise additional capital to address our liquidity needs, we will not be able to effectively operate the business and you could lose the entire value of your investment.

Raising additional capital may substantially dilute existing shareholders.

If we are able to raise additional funds through the sale of equity or convertible securities, the financing likely will cause a significant dilution of the ownership percentage of existing shareholders.

We are required to account for certain of our convertible debentures as derivative financial instruments, which could have a material impact on our future earnings.

We have entered into convertible debt agreements during 2006 that require accounting for certain elements of these debentures as derivative financial instruments.  In accordance with accounting principles generally accepted in the United States, we must remeasure these financial instruments at each reporting period.  Changes in the fair market value of these financial instruments are required to be recognized in earnings.  The calculation of the fair market value of these financial instruments contains significant management estimates, and the impact on our future earnings, positive or negative, could be significant.

We face intense competition from the leading PC manufacturing companies in the world as well as from other hardware and information technology service companies. If we are unable to compete effectively, we may not be able to achieve sufficient market penetration to achieve and sustain profitability.

The PC industry is highly competitive and is characterized by aggressive pricing by several large branded and numerous generic competitors, short product life cycles, declining year-on-year average sale prices for personal computers and price sensitivity by customers. Our most significant PC hardware competitors, Dell, Gateway, Hewlett-Packard, and Lenovo, have substantially greater market presence and greater financial, technical, sales and marketing, manufacturing, distribution and other resources, longer operating histories, greater name recognition and a broader offering of products and services. Competitors for server and storage products include Rackable Systems, EMC and NetApp, which have greater market presence, technical resources and a broader offering of servers and storage products than we do. Many of our competitors also have greater resources to acquire and launch new products and technologies. Many of our competitors who are internationally based or manufacture offshore enjoy lower labor costs. Many of our competitors have greater resources to devote to the development, promotion and sale of products than we do and, as a result, are able to offer products and services that provide significant price or other advantages over those offered by us.

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We do not attempt to compete on price alone, rather we compete primarily on the basis of:

• customer service, warranty and support;
• features and functionality of our products;
• product customization;
• product performance;
• product quality and reliability; and
• maintaining customer and supplier relationships.

To the extent we are unable to compete successfully in any of the foregoing categories, our revenue and business prospects will be affected adversely. We expect competitive pressures to continue into the foreseeable future, particularly as various competitors have from time to time announced intentions to expand their market share through price reductions. In recent periods, we have lost sales opportunities due to competitors proposing prices at levels that we are unable to match. We expect that average sales prices for PCs will continue to decline. If we continue to reduce PC prices in response to competition, are unable to reduce our overall cost structure at the same rate or greater than our declining average selling prices, or are unable to diversify into higher margin areas such as storage and servers, we will be unable to maintain or improve gross margins which will also affect liquidity and cash flows.

We intend to reduce our historical dependence on desktops and laptops, and shift our efforts to server and storage products, but we have not yet fully implemented this strategy and we may not be successful. We may not reach profitability if we do not meet our sales expectations or if our product mix and service offerings are substantially different than anticipated.

Our realized profit margins vary among our products and services offered and in 2005 and in 2006 our gross margin earned was insufficient to cover all of our operating expenses. We intend to attempt to reduce our historical dependence on desktops and laptops and shift our development and sales efforts toward higher margin server and storage products. We have not yet fully implemented this strategy and we cannot assure you that we will be successful in making the shift or that any such shift will result in higher margins or profitability. If our mix of products and services is substantially different from what we anticipate in any particular period, our earnings could be less than expected. If we are unable to increase sales of higher margin products, including storage and servers, or if margins continue to decline in the current products we offer, our results of operations and financial condition will be adversely affected.

We have several large customers who represent a significant portion of our net sales. If we were to lose or experience a substantial decline in sales to one or more of these customers, our net sales may decline substantially.

Historically, MPC has derived a substantial portion of its net sales from different agencies within the US federal government, including agencies within the Department of Defense and civilian departments, as well as state and local government and educational customers. For the fiscal year ended December 31, 2005, MPC derived 43% of its net sales from agencies of the federal government. We expect to continue to derive a substantial portion of our net sales from these markets for the foreseeable future. Our sales to these customers may not continue in future periods. In 2005, we experienced declines in sales to most agencies within the US Federal Government compared to 2004.

We are currently working to diversify our customer base by marketing our products to other agencies within the federal government and other customers within the state and local government and educational and new mid-market enterprise markets. We may not be able to achieve a sufficient level of customer diversification to mitigate the risks associated with high customer concentration in the federal government market.

A shift in our customer mix and focus will reduce our revenues in the short term and possibly in the long term.

Historically, our sales to federal government customers have constituted a substantial portion of our revenue. Our net sales to federal government customers were $214 million and $159 million in 2004 and 2005, respectively. We expect that federal sales may continue to decline because of a number of factors, including an increasing reliance by the federal government on “bulk buys”, where initial purchase price constitutes a primary factor in the purchase decision. We believe that in the future our sales mix will shift toward an increasing proportion of sales to mid-size enterprise customers, where we have seen growth in recent periods. Historically, we have realized better margins on sales to

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mid-size enterprise customers than to federal customers. However, it is likely that a decline in federal revenues and a shift of customer mix toward mid-size enterprise customers will have a negative impact on our overall revenues for the foreseeable future.

Our business plans are substantially dependent on our ability to improve gross margin and to successfully shift product and customer focus. There can be no assurance that we will be able to achieve our objectives.

Success in our restructuring plans is substantially dependent on our ability to improve gross margin. We have several initiatives to improve gross margin, but there can be no assurance that these initiatives will be successful. In recent periods, gross margins in our mid-sized business segment have been higher than in the federal and SLE segments. We believe that a shift in mix toward an increased proportion of mid-sized business sales should help to improve our overall margins. However, there is not assurance that gross margins on mid-size enterprise will remain stable or increase, and it is possible that margins in this segment will decline because of competitive pressures. Additionally, our plans are dependant upon our ability to successfully shift our sales focus to mid-size enterprise customers, and to get such customers to purchase higher margin products, such as servers and storage, which historically have constituted a relatively small portion of our business. There is no assurance we will be successful with the initiatives.

If governmental agencies consolidate their purchasing, we may not be able to sell products to our customers at historic levels, which could have an adverse impact on our financial condition.

While federal agencies have tended to purchase on a decentralized basis, recently several government customers such as the Air Force and the IRS have begun to centralize their purchasing power and aggregate agency-wide PC requirements to award to a single vendor. It is not clear whether this trend will expand to other agencies. Because of the highly competitive nature of large order opportunities, we are sometimes unable to successfully compete for these opportunities while maintaining sufficient gross margins. If consolidation of purchasing by our governmental customers at the agency level continues, it will likely result in lost sales or sales that would not meet our margin expectations

Our contracts with governmental agencies make it difficult to accurately predict our future net sales and government customers may elect not to continue or extend contracts with us. Additionally, some of our historic subcontractors could elect to sell their products directly to the government or utilize other partners.

Our contracts with the federal, state and local governments do not guarantee any level of sales. These contracts merely authorize the sale of our products to various agencies within the government and are characterized as indefinite delivery/indefinite quantity contracts. Accordingly, our customers within the public sector may choose not to continue purchasing our products. The uncertainties related to seasonality of government purchases based on budgetary cycles, future contract performance costs, product life cycles, quantities to be shipped and delivery dates, among other factors, make it difficult to predict the future sales and profits, if any, which may result from such contracts. Our government customers may elect not to continue or extend their contracts with us. Our previous contract with our largest customer, the Department of Veterans Affairs, which accounted for approximately 18% of MPC’s net sales in fiscal 2005, terminated and we are now forced to seek sales to the Department of Veterans Affairs under other contracts that are less advantageous. As a result of the termination of this contract, sales to the Department of Veterans Affairs may reduce significantly. Changes in budgetary priorities, modifications, curtailments or terminations, or the failure to renew other government contracts, may have a material adverse effect on our financial condition or results of operations in the future. The seasonality and the unpredictability of our public sector customers make our quarterly and yearly financial results difficult to predict and subjects them to significant fluctuation. Furthermore, because we are a prime contractor with the US Government, certain other suppliers act as subcontractors and partner with us to sell their products to the customers. We have been slow in paying subcontractors in connection with our sales of their products. As a result, these subcontractors could seek to sell directly to such agencies or utilize other partners. Additionally, some agencies are utilizing Dunn & Bradstreet or similar credit reports in evaluating proposals to obtain or renew contracts, and these reports on us are negatively impacted by our liquidity constraints.

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Compliance with government contract provisions is subject to periodic audit, and noncompliance with contract terms could result in contract termination, substantial monetary fines and damages, suspension or debarment from doing business with the government and other civil or criminal liability. Additionally, government contracts are terminable at the government’s convenience or upon default.

Compliance with government contract provisions is subject to periodic audit. Noncompliance with such contract provisions and government procurement regulations could result in termination of our government contracts, substantial monetary fines or damages, suspension or debarment from doing business with the government and civil or criminal liability. During the term of any suspension or debarment by any government agency, we could be prohibited from competing for or being awarded any contract or order. In addition, substantially all of our government contracts are terminable at any time at the government’s convenience or upon default. Upon termination of a government contract for default, the government may also seek to recover from the defaulting contractor the increased costs of procuring the specified goods and services from a different contractor.

The estimated cost of providing a product warranty is recorded at the time net sales are recognized, and if actual failure rates exceed the estimates, revisions to the estimated warranty liability would be required and could negatively affect earnings in the period that the adjustments are made.

We provide warranties with the sale of most of our products. The estimated cost of providing the product warranty is recorded at the time net sales is recognized based on its historical experience. Estimated warranty costs are affected by ongoing product failure rates, specific product class failures outside of experience and material usage and service delivery costs incurred in correcting a product failure or in providing customer support. If actual product failure rates, material usage or service delivery costs exceed the estimates, revisions to the estimated warranty liability would be required and could negatively affect earnings in the period the adjustments are made. Actual financial claims for defects may be larger than expected and accrued warranty reserves.

You cannot rely on past results and our future operating results will likely fluctuate.

Our past results prior to July 2005, do not include the results of MPC. Our past results should not be relied upon as an indicator of our future performance. MPC’s operating results have varied greatly in the past and likely will vary in the future depending upon a number of factors including the successful execution of our new business strategies. Many of these factors are beyond our control. Our net sales, gross margins and operating results may fluctuate significantly due to, among other things:

• shortages and delays in delivery of critical components, including components from foreign suppliers;
• competition;
• ability to timely pay our suppliers;
• business and economic conditions overall and in our markets;
• seasonality in the timing and amount of orders we receive from our customers that may be tied to budgetary cycles, product plans or equipment rollout schedules;
• cancellations or delays of customer product orders, or the loss of a significant customer;
• an increase in operating expenses;
• new product announcements or introductions;
• our ability to develop, introduce and market new products and product enhancements on a timely basis, if at all;
• the sales volume, the timing of component purchases for product assembly, product configuration and mix of products;
• technological changes in the market for our products; and
• reductions in the average selling prices that we are able to charge to our customers due to competition or other factors.

Due to these and other factors, our net sales may not increase or even remain at their current levels. Because a majority of our operating expenses are fixed in the short-term, a small variation in our net sales can cause significant variations in our earnings from quarter to quarter and our operating results may vary significantly in future periods. Therefore, our historical results may not be a reliable indicator of our future performance.

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We attempted to expand our operations by launching our new DCM division in an effort to grow our business, but this initiative has not been successful to date.

We launched a direct contract manufacturing and distribution division referred to as DirectCM, or DCM, where we intended to provide onshore manufacturing and distribution of computer products for OEMs, system integrators and VARs. This initiative entails entering new markets, developing new product and service offerings and pursuing new customers. This initiative has not been successful to date and we cannot assure you that we will be successful with this initiative in the future. This new division has generated virtually no income since we announced its creation in February 2006, and we do not expect that DCM will be a primary focus of the business in the future.

Claims that we are infringing upon intellectual property rights of third parties could subject us to significant litigation and licensing expenses, or prevent us from selling ours products. Because of our liquidity constraints, a significant intellectual property claim or litigation could have a material negative impact our business and ability to continue operations or result in bankruptcy.

From time to time, other companies and individuals assert patent, copyright, trademark or intellectual property rights to technologies or marks that are important to the technology industry in general or to our business in particular. Any litigation or other dispute resolution regarding patents or other intellectual property could be time-consuming and expensive, and divert our management and other key personnel from business operations. In some cases, we may be able to seek indemnification from suppliers of allegedly infringing components, but we cannot assure you that suppliers would agree to provide indemnification or be financially capable of covering potential damages or expenses. The complexity of technology and the uncertainty of intellectual property litigation increase the risks and potential costs associated with intellectual property infringement claims. Additionally, many of our competitors have significantly larger patent portfolios, which may increase the probably that claims will be asserted against us and decrease our ability to defend such claims. Claims of intellectual property infringement might also require us to enter into license agreements with costly royalty obligations, payments for past infringement or other unfavorable terms. If we are unable to obtain royalty or license agreements on terms acceptable to us then we may be subject to significant damages or injunctions against the development and sale of certain products. Because of our liquidity constraints, a significant intellectual property claim or litigation, including a claim or litigation with Intergraph, could have a material impact on our ability to maintain the operations of the business or could result in bankruptcy.

Our business success may be dependent on our ability to obtain licenses to intellectual property developed by others on commercially reasonable and competitive terms.

Our product offerings are dependent upon obtaining patent and other intellectual property rights from third parties. We may not continue to have access to existing or new third party technology for use in our products. It may be necessary in the future to seek or renew licenses relating to various aspects of our products and business methods. However, the necessary licenses may not be available on acceptable terms and obtaining licenses could be costly. If we or our suppliers are unable to obtain such licenses, we may be forced to market products without certain desirable technological features. We could also incur substantial costs to redesign our products around other parties’ protected technology. Because of our liquidity constraints, we may not be able to acquire necessary licenses or pay the costs to redesign our products.

We rely primarily on our direct sales force to generate revenues, and may be unable to hire additional qualified sales personnel in a timely manner or retain our existing sales representatives.

To date, we have relied primarily on our direct sales force to sell our products. This sales force has developed close relationships with our customers. We have made certain changes to sales compensation to align it more closely with our financial results, which may result in lower overall sales compensation in certain instances. As a result, we could lose certain sales professionals, and we may lose customer relationships maintained by such professionals. The competition for qualified sales personnel in our industry is very intense. If we are unable to retain our existing sales personnel or replace any professionals who leave, we may not be able to maintain or grow or maintain our current level of revenues.

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General economic, business or industry conditions may adversely affect our future operating results and financial condition.

Weak economic conditions in the United States may adversely affect our product sales. If general economic and industry conditions deteriorate, customers or potential customers could reduce their technology investments and demand for our products and services could be adversely affected. For example, reductions in state and local budgets as a result of weak economic conditions have adversely affected MPC’s sales to many of its customers in the public sector.

Our inability to properly anticipate customer demand or effectively manage our supply chain could result in higher inventory levels that could adversely affect our operating results and our balance sheet.

By distributing products directly to our customers and employing “just-in-time” supply chain management techniques, we have historically been able to avoid the need to maintain high levels of finished goods and component inventory as compared to other manufacturers who do not sell directly to end users and employ just-in-time manufacturing techniques. This has minimized costs and allowed us to respond more quickly to changing customer demands, reducing our exposure to the risk of product obsolescence. However, customer concentration, seasonality within our business and changing demands may all result in our inability to properly anticipate customer demand that could result in excess or insufficient inventory of certain products. In addition, we maintain certain component products in inventory. A decrease in market demand or a decision to increase supply, among other factors, could result in higher finished goods and component inventory levels and a decrease in value of this inventory could have a negative effect on our results of operations and our balance sheet. Further, while we have generally been able to effectively manage our supply chain in the past, we may not be able to continue to do so, which could have a similar adverse effect on our results of operations. Our liquidity constraints make it difficult to effectively employ our “just-in-time” supply chain management techniques because delayed payment to suppliers may result in delayed delivery of components.

We rely on third party suppliers to provide critical components of our products, some of which are available from only one source. If our suppliers were unable to meet our demands or fail to deliver supplies because of our inability to meet payment terms, and alternative sources were not available, we could experience manufacturing interruptions, delays or inefficiencies.

We require a high volume of quality products and components for our product offerings, substantially all of which we obtain from outside suppliers. For example, we rely on Intel for its processors and motherboards and Microsoft for our operating systems and other software on our computer systems. We also procure a number of components from international suppliers, particularly from Asia. This carries potential political and foreign currency risk. We maintain several single-source supplier relationships primarily to increase our purchasing power with these suppliers. If shortages or delays arise, the prices of these components may increase or the components may not be available at all. We may not be able to secure enough components at reasonable prices or of acceptable quality to build new products to meet customer demand, which could adversely affect our business and financial results. We currently do not have long-term supply contracts with any of our suppliers that would require them to supply products to us for any specific period or in any specific quantities, which could result in shortages or delays.

Additionally, there are significant risks associated with our reliance on these third party suppliers, including:

• potential price increases, in particular, those that we may not be able to pass on to our customers;
• inability to achieve price decreases in our component costs;
• inability of suppliers to increase production and achieve acceptable product yields on a timely basis;
• delays caused by work stoppages or other disruptions related to the transport of components;
• reduced control over delivery schedules, including unexpected delays and disruptions;
• reduced control over product quality; and
• changes in credit terms provided to us.

Any of these factors could curtail, delay or impede our ability to deliver our products and meet customer demand.

Due to our limited liquidity, we have extended payment to many of our suppliers beyond normal payment terms. We work diligently with suppliers to address concerns regarding late payments, and generally work to maintain good

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working relationships with key suppliers. In some instances, suppliers have placed us on credit hold, which has delayed delivery of components to our manufacturing facility while the issues are resolved. We have received notices of default from suppliers including Microsoft, but to date we have cured the defaults within applicable cure periods or otherwise attempted to manage the supplier relationship. We may not be able to continue to do so. If we cannot obtain additional sources of liquidity, late payments to suppliers will recur, jeopardizing relationships and causing suppliers to stop working with us or to sell their products to our customers by other channels. In recent months, delays in delivery of components have generally increased. Further, recurring late payments will result in additional credit holds, refusal to deliver components or termination of supply arrangements, any of which will have a material adverse effect on our financial condition or results of operations.

We are substantially dependent on the willingness of our suppliers to continue to provide credit terms. A decision by suppliers to reduce or terminate credit lines would have a material negative impact on our business, and could result in bankruptcy.

Because of our liquidity constraints, we have been late in paying many of our suppliers. We endeavor to maintain strong relationships with the suppliers, but some suppliers have elected to reduce or eliminate credit terms. If suppliers continue to reduce or eliminate credit terms, we may be unable to continue to obtain necessary components and services in a timely fashion, or at all, which would have a material adverse affect on our business and our ability to continue operations, and could result in our bankruptcy

Our liquidity constraints have resulted in a delay in delivery of components to our factory and delivery products to our customers. Delayed orders could negatively impact our relations with our customers and could result in cancellation of orders.

Because of our liquidity constraints, some of our suppliers have delayed delivery of components to our facility pending resolution of payment issues. As a result, some of our deliveries to customers have been delayed. Continued delay in delivery of products could negatively impact our customer relationships and result in decreased sales. Additionally, customers may elect to cancel late orders.

Failure of any portion of our infrastructure at our sole manufacturing facility could have a material adverse effect on our business.

We are highly dependent on our manufacturing infrastructure to achieve our business objectives. If we experience a problem that impairs our manufacturing infrastructure, such as a computer virus, intentional disruption of IT systems by a third party, a work stoppage, or manufacturing failure, including the occurrence of a natural disaster which affects our sole manufacturing facility in Nampa, Idaho, the resulting disruptions could impede our ability to book or process orders, manufacture and ship in a timely manner or otherwise carry on our business in the ordinary course. Any such events could cause us to lose significant customers or net sales and could require us to incur significant expense to eliminate these problems and address related security concerns. Further, because of the seasonality of our business, the potential adverse effect resulting from any such events or any other disruption to our business could be accentuated if it occurs during a disproportionately heavy demand or shipping cycle during any fiscal year period.

Our failure to effectively manage product migration and increasingly short product life cycles may directly affect the demand for our products and our profitability.

Our business model depends on being able to anticipate changing customer demands and effectively manage the migration from one product to another. Our industry is characterized by rapid changes in technology and customer preferences, which result in the frequent introduction of new products, short product life cycles and continual improvement in product price for performance characteristics. Product migrations present some of the greatest challenges and risks for any technology company. We work closely with customers, product and component suppliers and other technology developers to evaluate the latest developments in products. The success of our product introductions depends on many factors including the availability of new products, access to and rights to use proprietary technology, successful quality control and training of sales and support personnel. Furthermore, it is difficult to accurately forecast customer preferences, demands or market trends or transitions. Even if we are successful in developing or transitioning to new or enhanced products or techniques, they may not be accepted by customers or we may not be able to produce them on a timely basis, or at all. Accordingly, if we are unable to effectively manage a product migration, our business and results of operations could be negatively affected.

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If defects are discovered in our products after shipment, we could incur additional costs.

Our products may contain undetected defects. Discovery of the defects may occur after shipment, resulting in a loss of or delay in market acceptance, which could reduce our product sales and net sales. In addition, these defects could result in claims by customers for damages against us. Any damage claim could distract management’s attention from operating our business and, if successful, result in significant losses that might not be covered by our insurance. Even if such a claim were to prove unsuccessful, it could cause harm to our reputation and goodwill and could damage our relationship with actual and potential customers.

If we lose the services of one or more members of our executive management team or other key employees, we may not be able to execute our business strategy.

Our future success depends in large part upon the continued service of our executive management team and other key employees. The loss of services of any one or more members of our executive management team or other key employees could seriously harm our business. In recent months we have experienced greater turnover in personnel than we have historically experienced and several of our and MPC’s executive officers have terminated their employment with us or resigned. The inability to quickly replace necessary personnel with qualified employees could harm our business. It is possible that our liquidity constraints, or continued declines in sales, may cause our management and employees to pursue other opportunities and we may not be able to replace them with qualified employees.

If we are unable to attract and retain qualified personnel, our ability to develop and successfully market our products could be harmed and our growth could be limited.

We believe that our success depends largely on the talents and efforts of highly skilled individuals. As a result, our future success is dependent on our ability to identify, attract, retain and motivate highly skilled research and development, sales and marketing, finance and customer service and support personnel. Any of our current employees may terminate their employment at any time. The loss of any of our key employees or our inability to attract or retain qualified personnel could delay the development and introduction of, and harm our ability to sell, our products. Competition for hiring individuals with the skills applicable to our business is intense. We may not be able to hire or retain the personnel necessary to execute our business plan.

Our recent restructuring actions will place additional workload and responsibility on continuing employees and it is possible that some employees will pursue other opportunities.

On July 5, 2006, we announced a restructuring program that included reduction in employee headcount. The reduction in employees will place additional workload and responsibility on continuing employees, and it is possible that some employees will elect to pursue other employment opportunities. The loss of key employees could have a material negative impact on our business. The reductions included some sales management and personnel, and it is possible that such reductions could negatively impact our sales.

Reductions in our product development budget could impact our ability to produce competitive products.

As part of our restructuring effort, we significantly reduced our research and development budget. Our intent is to outsource a substantial portion of our research and development for commodity desktop and notebook products, and to focus our internal research and development resources on server and storage products and other specialized solutions. While we believe that we will be able to continue to provide a competitive product line, the reduction in our product development budget could impact our ability to produce competitive products.

Any acquisitions we make could result in dilution to our existing shareholders and could be difficult to integrate, which could cause difficulties in managing our business, resulting in a decrease the value of your investment.

Evaluating acquisition targets is difficult and acquiring other businesses involves risk. Our completion of the acquisition of other businesses would subject us to a number of risks, including the following:

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• difficulty in integrating the acquired operations and retaining acquired personnel;
• limitations on our ability to retain acquired sales and distribution channels and customers;
• diversion of management’s attention and disruption of our ongoing business; and
• limitations on our ability to incorporate acquired technology and rights into our product and service offerings and maintain uniform standards, controls, procedures and policies.

Furthermore, we may incur indebtedness or issue equity securities to pay for future acquisitions. The issuance of equity or convertible debt securities would be dilutive to our then existing shareholders.

Risks Relating To Our Securities

An active trading market for our securities has not developed and the prices of our securities may be volatile.

An active sustained trading market for our securities has not yet developed. We do not have any analyst coverage of our securities or any commitments to provide research coverage. Our stock price has been volatile since our initial public offering and we have recently completed a substantial acquisition of a company that was privately held. The price at which our securities trade is likely to be highly volatile and may fluctuate substantially due to a number of factors including, but not limited to, those discussed in the other risk factors described above and the following:

• the market perception and reaction to our merger with MPC;
• volatility in stock market prices and volumes, which is particularly common among smaller capitalized companies;
• lack of research coverage for companies with small public floats;
• failure to achieve sustainable financial performance;
• actual or anticipated fluctuations in our operating results;
• announcements of technological innovations by us or others;
• entry of new or more powerful competitors into our markets or consolidation of existing competitors to create larger, more formidable competitors;
• terrorist attacks either in the US or abroad;
• general stock market conditions; and
• the general state of the US and world economies.

Any future sales of our common stock may depress the prices of our securities and negatively affect the value of your investment.

Sales of a substantial number of shares of our common stock into the public market, or the perception that these sales could occur, could adversely affect the prices of our securities or could impair our ability to obtain capital through an offering of equity securities.

If any of the holders of our common stock opt to sell large blocks of our common stock into the public market, it could depress the price of our securities and make it difficult for us to raise capital through an offering of equity securities. In addition, if a significant number of the holders of our public warrants exercise their warrants and re-sell the underlying shares of our common stock in a relatively short period of time, the sale of those shares could depress the market price for our common stock.

We do not intend to pay dividends and you may not experience a return on investment without selling your securities.

We have never declared or paid, nor do we intend in the foreseeable future to declare or pay, any cash dividends on our common stock. Since we intend to retain all future earnings to finance the operation and growth of our business, you will likely need to sell your securities in order to realize a return of or on your investment, if any.

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Our amended and restated articles of incorporation and bylaws contain provisions that could delay or prevent a change in control even if the change in control would be beneficial to our shareholders.

Our amended and restated articles of incorporation and bylaws contain provisions that could delay or prevent a change in control of our company, even one beneficial to our shareholders. These provisions could limit the price that investors might be willing to pay in the future for shares of our common stock. Among other things, these provisions:

• authorize the issuance of preferred stock that can be created and issued by the board of directors without prior shareholder approval and deter or prevent a takeover attempt;
• prohibit shareholder action by written consent, thereby requiring all shareholder actions to be taken at a meeting of our shareholders;
• prohibit cumulative voting in the election of directors, which would otherwise allow less than a majority of shareholders to elect director candidates;
• provide that our board of directors is divided into three classes, each serving three-year terms; and
• establish advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted upon by shareholders at shareholder meetings.

NOTE REGARDING FORWARD LOOKING STATEMENTS

This prospectus, including the sections entitled “Prospectus Summary” and “Risk Factors,” contains forward looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, and within the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by the forward looking statements. These risks and other factors include those listed under “Risk Factors” and elsewhere in this prospectus. In some cases, you can identify forward looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue” or the negative of these terms or other comparable terminology. These statements are only predictions. In evaluating these statements, you should specifically consider various factors, including the risks outlined under “Risk Factors.”

Although we believe that the expectations reflected in the forward looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of these forward looking statements. We are under no duty to update any of the forward-looking statements after the date of this prospectus to conform our prior statements to actual results.

USE OF PROCEEDS

It is unlikely that any outstanding warrants will be exercised for cash because they contain net exercise provisions that allow the holder to forgo some of the shares that would otherwise be received in order to pay the exercise price. However, if all of the outstanding warrants were exercised for cash, the gross proceeds to us would be $16.6 million (exclusive of related expenses). The actual exercise of any of these securities however is beyond our control and depends on a number of factors, including the market price of our common stock. The net proceeds, if any, from the exercise of these securities will be used for general corporate purposes. The selling shareholders will receive all of the proceeds from the sale of shares sold by them. We will not receive any proceeds from sales of the shares offered by this prospectus.

SELLING SHAREHOLDERS

The following table sets forth (1) the name of each selling shareholder, (2) the number of shares of common stock beneficially owned by such selling shareholders that may be offered for the account of such selling shareholders under this prospectus, and (3) the number of shares of common stock beneficially owned by such selling shareholders upon completion of this offering. Such information was obtained from the selling shareholders and has not been independently verified by us. The term “selling shareholders” includes each person or entity listed below and his, her or its respective transferees, pledgees, donees, or other successors. Any material relationship the selling shareholders

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have had with us during the past three years is described in the footnotes to the table. To our knowledge, there currently are no agreements, arrangements, or understandings with respect to the sale of any shares of our common stock.

Approximately 26,980,000 shares of common stock set forth in the table below were acquired pursuant to two private placements of our convertible debentures and warrants. Some of the shares of common stock being registered hereby may be issued as interest payments on the convertible debentures. We have sole discretion to decide whether to make interest payments in cash or in shares of common stock. On September 6, 2006 and October 4, 2006, we entered into substantially similar Securities Purchase Agreements with certain purchasers (the “Investors”) pursuant to which we sold to the Investors convertible debentures for an aggregate of $9,486,250. The Investors also received an aggregate of 4,743,125 warrants to purchase common stock for $1.10 per share. Additionally, each of Toibb Investment LLC and Crestview Capital Master, LLC rolled $5,000,000 in convertible debentures purchased on April 24, 2006 (as described more fully in our Form 8-K filed with the Securities and Exchange Commission on April 28, 2006) plus all accrued but unpaid interest thereon in an amount equal to $226,000 into the convertible debentures and received 2,613,000 additional warrants to purchase shares of our common stock.

The convertible debentures issued in the private placements accrue interest at 8% per annum (previously 12% per annum prior to our shareholders approving and ratifying the private placements) and the aggregate principal amount becomes due and payable three years from the date of issuance. The convertible debentures are convertible at the option of the holders into shares of common stock at an initial conversion price of $0.75 per share, subject to adjustment as set forth in the convertible debentures. In the event that the convertible debentures are not repaid on the maturity date, we will be in default and the convertible debentures will begin to accrue interest at a rate of 22% per annum or the maximum amount permitted by law, whichever is less. The convertible debentures contain various customary events of default as well as negative covenants that, among other things, prohibit us from incurring additional debt without consent.

The warrants issued in the private placements are for a term of 5 years, have an exercise price of $1.10 per share and permit cashless exercise. The exercise price is subject to customary adjustments as set forth therein. Both the convertible debentures and the warrants contain provisions limiting conversion and exercise, or issuance of shares in lieu of interest, as the case may be, in the event that the holder’s beneficial ownership of our common stock would exceed 9.99%.

The documents relating to the private placements are attached as exhibits to the Current Reports on Form 8-K filed September 11, 2006 and October 5, 2006 with the Securities and Exchange Commission.

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	Shares Beneficially Owned Prior to Offering (1)				Shares Beneficially Owned After Offering (1) (2)
Name of Beneficial Owner	Number		Percent	Shares Being Registered for Resale (2)	Number	Percent
Curtis M. Akey	105,013	(3)	*	105,013	0	0
Vicki D. E. Barone	44,798	(4)	*	44,798	0	0
Barretto Pacific Corporation	25,000	(5)	*	25,000	0	0
Donald M. Bates	11,948	(6)	*	11,948	0	0
Steven M. Bathgate	44,798	(4)	*	44,798	0	0
Andrea Joy Bauer	2,431	(7)	*	2,431	0	0
Bradley Tyler Berk	25,000		*	25,000	0	0
David Berlin	100,000		*	100,000	0	0
Blanchard FamilyTrust	36,154	(8)	*	36,154	0	0
Pete Bloomquist	1,000	(9)	*	1,000	0	0
Bourne Capital, LLC	222,879	(10)	1.83%	100,000	122,879
Bristol Investment Fund, Ltd.	953,333	(11)	7.27%	953,333	0	0
Michael C. Brown Trust, dated June 30, 2000	88,100	(12)	*	50,000	38,100	*
Yaudoon Chiang a/k/a David Chiang	50,000		*	50,000	0	0
The Clare Trust	279,619	(13)	2.28%	1,000	278,619	2.28%
Cranshire Capital, L.P.	715,000	(14)(74)	5.55%	715,000	0	0
Crestview Capital Master, LLC	10,787,050	(15)	49.86%	10,787,050	0	0
Dalewood Associates LP	80,000	(16)	*	80,000	0	0
Kevin Patrick Daly	10,642	(17)	*	10,000	642	*
The Daniel Trust	279,619	(18)	2.28%	2,000	277,619	2.27%
Dabarbet LLC	7,948	(19)	*	7,948	0	0
Delaware Charter c/FBO Ken Elliott SEP IRA	8,727	(20)	*	8,727	0	0
Delaware Charter c/FBO Greg Fulton IRA	11,948	(21)	*	11,948	0	0
Delaware Charter c/FBO Nelse Hendricks IRA Rollover	6,234	(6)(77)	*	6,234	0	0
Diamond Opportunity Fund, LLC	595,833	(22)(72)	4.67%	595,833	0	0
Michael Donnelly	2,000	(7)	*	2,000	0	0
David H. Drennen	4,000	(23)	*	4,000	0	0
Duncan-Fredericks Family Foundation	6,234	(24)	*	6,234	0	0
James E. Duncan	23,896	(25)	*	23,896	0	0
Susan M. Duncan	11,948	(26)	*	11,948	0	0
Susan M. Duncan Irrevocable Gift Trust	11,948	(27)	*	11,948	0	0
Eagle Rock Institutional Partners, LP	1,787,500	(28)	12.82%	1,787,500	0	0
Eagle Rock Master Fund, LP	595,833	(29)	4.67%	595,833	0	0
Enable Growth Partners LP	2,533,483	(30)	17.25%	2,533,483	0	0
Enable Opportunity Partners LP	297,916	(31)	2.37%	297,916	0	0
Epsilon Management Ltd.	70,000	(32)	*	70,000	0	0
F.C.C. Ltd.	134,063	(33)	1.09%	134,063	0	0
Greg and Ann Fulton	3,754	(34)	*	3,754	0	0
Sandra L. Garnett	11,948	(6)	*	11,948	0	0
The Graham Trust	279,619	(35)	2.28%	4,000	275,619	2.25%
Jeffrey A. Grossman	24,267		*	24,267	0	0
J. Charles Hakala	1,339,666	(36)	10.04%	1,191,666	148,000	1.10%
Scott M. and Cheryl L. Hergott Living Trust, 2003	17,000	(37)	*	17,000	0	0
Richard T. Huebner	20,965	(38)	*	20,965	0	0
Iroquois Master Fund Ltd.	238,333	(39)	1.92%	238,333	0	0
Reinhold Keller	10,000		*	10,000	0	0
Kingdom Enlightenment Scholarship Foundation	8,727	(40)	*	8,727	0	0
Jeffrey Kohler	90,910	(41)	*	90,910	0	0

36120-0013/LEGAL12917667.2

Laddcap Value Partners, LP	100,000	(42)	*	100,000	0	0
Lewis Opportunity Fund LP	50,000	(43)	*	50,000	0	0
David J. Lies	1,529,032	(44)	11.64%	1,453,332	75,700	*
J. Scott Liolios	1,000	(9)	*	1,000	0	0
Longview Fund, LP	2,740,833	(45)	18.40%	2,740,833	0	0
Jeffrey Ma	50,000		*	50,000	0	0
David W. McComb	26,400	(46)		15,000	11,400	*
Mark Alan McDowell	55,325	(47)	*	43,205	12,120	*
David F. McGuire	32,000	(48)	*	8,000	24,000	*
Blair C. McLaughlin	50,000		*	50,000	0	0
Brooke T. McLaughlin	50,000		*	50,000	0	0
Timothy McLaughlin	238,333	(49)	1.92%	238,333	0	0
Nite Capital LP	67,000	(50)	*	67,000	0	0
Paragon Capital LP	715,000	(51)	5.55%	715,000	0	0
Pierce Diversified Strategy Master Fund, LLC, Ena	147,766	(52)	1.20%	147,766	0	0
Prathit Holding S.A.	50,000	(53)	*	50,000	0	0
Peter S. Rawlings	30,000		*	30,000	0	0
Cal and Amanda Mae Rickel	11,948	(6)	*	11,948	0	0
Rockmore Investment Master Fund Ltd	595,833	(22)(73)	4.67%	595,833	0	0
Susan Ross a/k/a Susan M. Ross	1,500	(54)	*	1,500	0	0
Michael H. Scanlon	340,000	(55)	2.78%	155,000	185,000	1.51%
Hans Schopper	30,000		*	30,000	0	0
Seloz Gestion & Finance S.A.	5,000	(56)	*	5,000	0	0
Schlessman Family Foundation	49,871	(57)	*	49,871	0	0
Lee E. Schlessman	38,904	(58)	*	38,904	0	0
David H. Schwartz	87,000	(59)	*	50,000	37,000	*
Patricia R. Schwartz	52,500	(60)	*	50,000	2,500	*
David and Patricia Schwartz JTWROS	595,833	(61)	4.67%	595,833	0	0
Herbert R. Soroca IRA #2	23,000	(62)	*	8,000	15,000	*
David Spitz	90,910	(63)	*	90,910	0	0
Laurence W. Spungen	795,833	(22)	6.24%	795,833	0	0
Lauren and Michael Stango	35,000	(64)	*	35,000	0	0
Janet Catherine Steele and Harry Raymond Steele	35,000		*	35,000	0	0
James Stevens	402,145	(65)	3.21%	357,500	44,645	*
Nancy Louise Stratton	505	(66)	*	505	0	0
Swanson Family Limited Partnership	279,619	(67)	2.28%	128,205	151,414	1.23%
Philip J. Tamminga	31,154		*	31,154	0	0
Orrie Lee Tawes	30,000		*	30,000	0	0
The Timothy Trust	279,619	(68)	2.28%	3,000	276,619	2.26%
Glen Tobias	71,500	(69)	*	71,500	0	0
Toibb Investment LLC	1,217,854	(70)	9.99%	620,283	597,571	9.99%
Michael Toibb	34,000		*	34,000	0	0
Daniel John Weir	10,000		*	10,000	0	0
Whalehaven Capital Fund Limited	1,072,500	(71)	8.11%	1,072,500	0	0
GTG PC Investements, LLC	3,137,235	(75)	23.27%	3,137,235	0	0
MIC Holding Company	3,124,710	(76)	23.19%	3,124,710	0	0
Maxim Partners LLC	1,007,867	(78)	7.66%	1,007,867	0	0
Capital Financial Advisors LLC	67,000	(79)(80)	*	67,000	0	0
Christopher Wynne	13,500	(79)	*	13,500	0	0
Vincent Bruno	9,600	(79)	*	9,600	0	0
Louis Perrotto	9,150	(79)	*	9,150	0	0
Scott Sari	9,150	(79)	*	9,150	0	0
Raymond Ambrosino	9,150	(79)	*	9,150	0	0
Kevin DeRosa	9,150	(79)	*	9,150	0	0
Darnell Deans	1,300	(79)	*	1,300	0	0

* Less than 1%

36120-0013/LEGAL12917667.2

(1)  Except as otherwise indicated, each selling shareholder named in the table has sole voting and investment power with respect to all shares of common stock beneficially owned by it. The numbers and percentages shown include (a) the shares of common stock actually owned as of September 30, 2006, and (b) the shares of common stock which the person or group had the right to acquire within 60 days upon the exercise of warrants, the conversion of debentures and the conversion of promissory notes held by such selling shareholder on September 30, 2006. In calculating the percentage of ownership, all shares of common stock that the identified person or group had the right to acquire within 60 days upon the exercise of warrants, the conversion of the debentures and the conversion of the notes held by such selling shareholder are deemed to be outstanding for the purpose of computing the percentage of the shares of common stock owned by such person or group, but are not deemed to be outstanding for the purpose of computing the percentage of the shares of common stock owned by any other person or group.

(2) We do not know the extent to which the selling shareholders will sell any of the securities being registered hereby.

(3)  Includes (i) 61,013 shares of common stock issuable upon the exercise of a convertible promissory note and (ii) 44,000 shares of common stock issuable upon the exercise of currently exercisable warrants.

(4)  Includes (i) 23,833 shares of common stock issuable upon the exercise of a convertible promissory note and (ii) 20,965 shares of common stock issuable upon the exercise of currently exercisable warrants

(5) Landon Barretto has sole voting and dispositive powers over these securities.
(6) Includes 5,946 shares of common stock issuable upon the exercise of currently exercisable warrants
(7) Includes 2,000 shares of common stock issuable upon the exercise of currently exercisable warrants.
(8) Includes 15,000 shares of common stock issuable upon the exercise of currently exercisable warrants. Andrew J. Blanchard has sole voting and dispositive powers over these securities.
(9) Includes 1,000 shares of common stock issuable upon the exercise of currently exercisable warrants.

(10)Does not include 10,000 shares of common stock registered in the name of Kevin Daly who is the managing member of Bourne Capital LLC and also a selling shareholder in this offering. Does include 642 shares of common stock issuable upon the exercise of currently exercisable warrants. Kevin Daly and James Daly have voting and dispositive powers over these securities.

(11)Includes (i) 260,000 shares of common stock issuable upon the exercise of currently exercisable warrants, and (ii) 693,333 shares of common stock issuable upon the conversion of currently convertible debentures. Bristol Capital Advisors, LLC (“BCA”) is the investment advisor to Bristol Investment Fund, Ltd. (“Bristol”). Paul Kessler is the manager of BCA and as such has voting and investment control over the securities held by Bristol. Mr. Kessler disclaims beneficial ownership of these securities.

(12)Includes 50,000 shares of common stock issuable upon the exercise of currently exercisable warrants. Michael C. Brown has sole voting and dispositive powers over these securities.

(13)Includes 16,072 shares of common stock issuable upon the exercise of currently exercisable options and 52,357 shares of common stock issuable upon the exercise of currently exercisable warrants. Kent Swanson, one of our directors, is trustee of The Clare Trust, and has sole voting and dispositive power over these securities.

(14)Includes (i) 195,000 shares of common stock issuable upon the exercise of currently exercisable warrants, and (ii) 520,000 shares of common stock issuable upon the conversion of currently convertible debentures.

36120-0013/LEGAL12917667.2

(15) Includes (i) 2,835,900 shares of common stock issuable upon the exercise of currently exercisable warrants and (ii) 6,649,066 shares of common stock issuable upon the conversion of currently convertible debentures. Crestview Capital Partners, LLC (“Crestview Partners”) serves as the investment manager or general partner of Crestview Capital Master, LLC (“Crestview”), and as such has been granted investment discretion over investments including the common stock owned by Crestview. As a result of its role as investment manager to Crestview, Crestview Partners may be deemed to be the beneficial owner, as defined in Rule 13d-3 under the Exchange Act, of common stock held by Crestview. However, Crestview Partners does not (except indirectly as the sole Manager of Crestview) have the right to receive any dividends from, or the proceeds from the sale of, the common stock held by Crestview and disclaims any ownership associated with such rights. Currently, Stewart Flink, Robert Hoyt and Daniel Warsh, in their capacity as Managers of Crestview Partners, have delegated authority regarding the portfolio management decisions of Crestview Partners with respect to the common stock owned by Crestview. None of such persons has any legal right to maintain such delegated authority. As a result of such delegated authority, Messrs. Flink, Hoyt and Warsh may be deemed to be the beneficial owners of common stock held by Crestview. However, neither of Messrs. Flink, Hoyt and Warsh has any right to receive any dividends from, or the proceeds from the sale of, the common stock held by Crestview and disclaim beneficial ownership of such shares of common stock.

(16)Steven A. Levine and David M. Nussbaum have voting and dispositive powers over these securities.

(17)Does not include 249,537 share of common stock registered in the name of Bourne Capital LLC, an entity managed by Kevin Daly that is also a selling shareholder in this offering. Includes 642 shares of common stock issuable upon the exercise of currently exercisable warrants.

(18)Includes 16,072 shares of common stock issuable upon the exercise of currently exercisable options and 52,357 shares of common stock issuable upon the exercise of currently exercisable warrants. Kent Swanson, one of our directors, is trustee of The Daniel Trust, and has sole voting and dispositive power over these securities.

(19)Includes 5,946 shares of common stock issuable upon the exercise of currently exercisable warrants. Donald M. Bates has sole voting and dispositive powers over these securities.
(20)Includes 8,325 shares of common stock issuable upon the exercise of currently exercisable warrants. Ken Elliott has sole voting and dispositive powers over these securities.

(21)Includes 5,946 shares of common stock issuable upon the exercise of currently exercisable warrants. Greg Fulton has sole voting and dispositive powers over these securities. Does not include 3,754 shares of common stock issuable upon the exercise of currently exercisable warrants registered in the name of Greg and Ann Fulton who are also selling shareholders in this offering.

(22)Includes (i) 162,500 shares of common stock issuable upon the exercise of currently exercisable warrants, and (ii) 433,333 shares of common stock issuable upon the conversion of currently convertible debentures.

(23)Includes 4,000 shares of common stock issuable upon the exercise of currently exercisable warrants.

(24)Includes 5,946 shares of common stock issuable upon the exercise of currently exercisable warrants. Susan M. Duncan, President, has sole voting and dispositive powers over these securities. Does not include securities currently registered in the names of James E. Duncan, Duncan-Fredericks Family Foundation and Susan M. Duncan Irrevocable Gift Trust, each of whom are also selling shareholders in this offering.

(25)Includes 11,893 shares of common stock issuable upon the exercise of currently exercisable warrants. Does not include securities currently registered in the names of Susan M. Duncan, Duncan-Fredericks Family Foundation and Susan M. Duncan Irrevocable Gift Trust, each of whom are also selling shareholders in this offering.

(26)Includes 5,946 shares of common stock issuable upon the exercise of currently exercisable warrants. Does not include securities currently registered in the names of James E. Duncan, Duncan-Fredericks Family Foundation and Susan M. Duncan Irrevocable Gift Trust, each of whom are also selling shareholders in this offering.

(27)Includes 5,946 shares of common stock issuable upon the exercise of currently exercisable warrants. Does not include securities currently registered in the names of James E. Duncan, Duncan-Fredericks Family Foundation and Susan M. Duncan, each of whom are also selling shareholders in this offering. Susan M. Duncan has sole voting and dispositive powers over these securities

(28)Includes (i) 487,500 shares of common stock issuable upon the exercise of currently exercisable warrants, and (ii) 1,300,000 shares of common stock issuable upon the conversion of currently convertible debentures. Nader Tavokoli has sole voting and dispositive powers over these securities.

(29)Includes (i) 162,500 shares of common stock issuable upon the exercise of currently exercisable warrants, and (ii) 433,333 shares of common stock issuable upon the conversion of currently convertible debentures. Nader Tavokoli has sole voting and dispositive powers over these securities.

36120-0013/LEGAL12917667.2

(30)Includes (i) 690,950 shares of common stock issuable upon the exercise of currently exercisable warrants, and (ii) 1,842,533 shares of common stock issuable upon the conversion of currently convertible debentures. Mitch Levine, Managing Partner, has sole voting and dispositive powers over these securities.

(31)Includes (i) 81,250 shares of common stock issuable upon the exercise of currently exercisable warrants, and (ii) 216,666 shares of common stock issuable upon the conversion of currently convertible debentures. Mitch Levine, Managing Partner, has sole voting and dispositive powers over these securities.

(32)Marco Montanari and Olivier Chaponnier have voting and dispositive powers over these securities.

(33)Includes (i) 36,563 shares of common stock issuable upon the exercise of currently exercisable warrants, and (ii) 97,500 shares of common stock issuable upon the conversion of currently convertible debentures. Yacov Reizman has sole voting and dispositive powers over these securities.

(34)Includes 3,754 shares of common stock issuable upon the exercise of currently exercisable warrants. Does not include securities currently registered in the name of Delaware Charter c/FBO Greg Fulton IRA who is also a selling shareholder in this offering.

(35)Includes 16,072 shares of common stock issuable upon the exercise of currently exercisable options and 52,357 shares of common stock issuable upon the exercise of currently exercisable warrants. Kent Swanson, one of our directors, is trustee of The Graham Trust, and has sole voting and dispositive powers over these securities.

(36)Includes (i) 325,000 shares of common stock issuable upon the exercise of currently exercisable warrants and (ii) 866,666 shares of common stock issuable upon the conversion of currently convertible debentures.

(37)Scott M and Cheryl L. Hergott are both trustees of the Trust and share voting and dispositive powers over these securities.
(38)Includes 20,965 shares of common stock issuable upon the exercise of currently exercisable warrants.

(39)Includes (i) 65,000 shares of common stock issuable upon the exercise of currently exercisable warrants and (ii) 173,333 shares of common stock issuable upon the conversion of currently convertible debentures. Joshua Silverman has voting and investment control over these securities. Mr. Silverman disclaims beneficial ownership of these securities.

(40)Includes 8,325 shares of common stock issuable upon the exercise of currently exercisable warrants. Susan M. Duncan, President, has sole voting and dispositive powers over these securities.

(41)Includes (i) 38,000 shares of common stock issuable upon the exercise of currently exercisable warrants and (ii) 52,910 shares of common stock issuable upon the conversion of a convertible promissory note.

(42)Robert Ladd, as the Managing Member of the General Partner of Laddcap Value Partners, LP, has sole voting and dispositive power over these securities.
(43)Austin Lewis IV has sole voting and dispositive powers over these securities.

(44)Includes (i) 295,000 shares of common stock issuable upon the exercise of currently exercisable warrants and (ii) 693,332 shares of common stock issuable upon the conversion of currently convertible debentures.

(45)Includes (i) 747,500 shares of common stock issuable upon the exercise of currently exercisable warrants and (ii) 1,993,333 shares of common stock issuable upon the conversion of currently convertible debentures. Peter T. Benz, Chairman of Viking Asset Management, LLC, the Investment Advisor for Longview Fund, LP, has sole voting and dispositive powers over these securities.

(46)Includes 22,600 shares of common stock issuable upon the exercise of currently exercisable warrants.
(47)Includes 15,000 shares of common stock issuable upon the exercise of currently exercisable warrants.
(48)Includes 16,000 shares of common stock issuable upon the exercise of currently exercisable warrants.

(49)Includes (i) 65,000 shares of common stock issuable upon the exercise of currently exercisable warrants and (ii) 173,333 shares of common stock issuable upon the conversion of currently convertible debentures.

(50)Keith Goodman, Manager of the General Partner of Nite Capital, LP has voting control and investment discretion over securities held by Nite Capital, L.P. Mr. Goodman disclaims beneficial ownership of the shares held by Nite Capital, L.P.

(51)Includes (i) 195,000 shares of common stock issuable upon the exercise of currently exercisable warrants and (ii) 520,000 shares o common stock issuable upon the conversion of currently convertible debentures. Alan P. Donenfeld, the Managing Member of the General Partner of Paragon Capital LP has sole voting and dispositive powers over these securities.

36120-0013/LEGAL12917667.2

(52)Includes (i) 40,300 shares of common stock issuable upon the exercise of currently exercisable warrants and (ii) 107,466 shares of common stock issuable upon the conversion of currently convertible debentures. Mitch Levine, Managing Partner, has sole voting and dispositive powers over these securities.

(53)Olivier Chaponnier and Marco Montanari each have voting and dispositive powers over these securities.
(54)Includes 1,500 shares of common stock issuable upon the exercise of currently exercisable warrants.
(55)Includes 80,000 shares of common stock issuable upon the exercise of currently exercisable warrants.
(56)René Belser, Director, has sole voting and dispositive powers over these securities.

(57)Includes 47,571 shares of common stock issuable upon the exercise of currently exercisable warrants. Lee E. Schlessman, Susan M. Duncan and Patricia A. Middendorf each have voting and dispositive power over these securities.

(58)Includes 20,899 shares of common stock issuable upon the exercise of currently exercisable warrants.
(59)Does not include securities currently registered in the name of Patricia Schwartz and David and Patricia Schwartz, JTWROS who are each selling shareholders in this offering.
(60)Does not include securities currently registered in the name of David Schwartz and David and Patricia Schwartz, JTWROS who are each selling shareholders in this offering.

(61)Includes (i) 162,500 shares of common stock issuable upon the exercise of currently exercisable warrants, and (ii) 433,333 shares of common stock issuable upon the conversion of currently convertible debentures. Does not include securities currently registered in the name of Patricia Schwartz and David Schwartz who are each selling shareholders in this offering.

(62)Includes 10,000 shares of common stock issuable upon the exercise of currently exercisable warrants.

(63)Includes (i) 38,000 shares of common stock issuable upon the exercise of currently exercisable warrants and (ii) 52,910 shares of common stock issuable upon the conversion of a convertible promissory note.

(64)Includes 35,000 shares of common stock issuable upon the exercise of currently exercisable warrants.

(65)Includes (i) 107,500 shares of common stock issuable upon the exercise of currently exercisable warrants and (ii) 260,000 shares of common stock issuable upon the conversion of currently convertible debentures.

(66)Includes 505 shares of common stock issuable upon the exercise of currently exercisable warrants.

(67)Includes 16,072 shares of common stock issuable upon the exercise of currently exercisable options and 52,357 shares of common stock issuable upon the exercise of currently exercisable warrants. Kent Swanson, one of our directors, is a general partner of the Swanson Family Limited Partnership. Kent Swenson and Mary Swenson, as general partners of the Partnership, share voting and dispositive powers over these securities.

(68)Includes 16,072 shares of common stock issuable upon the exercise of currently exercisable options and 52,357 shares of common stock issuable upon the exercise of currently exercisable warrants. Kent Swanson, one of our directors, is trustee of The Timothy Trust, and has sole voting and dispositive powers over these securities.

(69)Includes (i) 19,500 shares of common stock issuable upon the exercise of currently exercisable warrants and (ii) 52,000 shares of common stock issuable upon the conversion of currently convertible debentures.

(70)Includes 43,200 shares of common stock issuable upon the exercise of currently exercisable warrants. Does not include 7,926,333 shares of common stock issuable upon conversion of convertible debentures or exercise of warrants because such securities are not convertible or exercisable, as the case may be, to the extent such conversion or exercise would result in the holder having beneficial ownership in excess of 9.99% of our outstanding common stock. Harris Toibb has sole voting and dispositive powers over these securities and may be deemed to be the beneficial owner of such securities.

(71)Includes (i) 292,500 shares of common stock issuable upon the exercise of currently exercisable warrants and (ii) 780,000 shares of common stock issuable upon the conversion of currently convertible debentures. Michael Finkelstein and Eric Weisblum have voting and dispositive powers over these securities.

(72)David Hokin, Rob Rubin and Richard Marks in their capacities as Manager and Managing Directors, respectively, of Diamond Opportunity Fund, share the power to vote and dispose of the shares. Messrs. Hokin, Rubin and Marks disclaim beneficial ownership of such shares

36120-0013/LEGAL12917667.2

(73)Rockmore Capital, LLC (“Rockmore Capital”) and Rockmore Partners, LLC (“Rockmore Partners”), each a limited liability company formed under the laws of the State of Delaware, serve as the investment manager and general partner, respectively, to Rockmore Investments (US) LP, a Delaware limited partnership, which invests all of its assets through Rockmore Investment Master Fund Ltd., an exempted company formed under the laws of Bermuda (“Rockmore Master Fund”). By reason of such relationships, Rockmore Capital and Rockmore Partners may be deemed to share dispositive power over the shares of our common stock owned by Rockmore Master Fund. Rockmore Capital and Rockmore Partners disclaim beneficial ownership of such shares of our common stock. Rockmore Partners has delegated authority to Rockmore Capital regarding the portfolio management decisions with respect to the shares of common stock owned by Rockmore Master Fund and, as of November 8, 2006, Mr. Bruce T. Bernstein and Mr. Brian Daly, as officers of Rockmore Capital, are responsible for the portfolio management decisions of the shares of common stock owned by Rockmore Master Fund. By reason of such authority, Messrs. Bernstein and Daly may be deemed to share dispositive power over the shares of our common stock owned by Rockmore Master Fund. Messrs. Bernstein and Daly disclaim beneficial ownership of such shares of our common stock and neither of such persons has any legal right to maintain such authority. No other person has sole or shared voting or dispositive power with respect to the shares of our common stock as those terms are used for purposes under Regulation 13D-G of the Securities Exchange Act of 1934, as amended. No person or “group” (as that term is used in Section 13(d) of the Securities Exchange Act of 1934, as amended, or the SEC’s Regulation 13D-G) controls Rockmore Master Fund.

(74)Mitchell P. Kopin, President of Downsview Capital, Inc., the general partner of Cranshire Capital, LP, has sole voting control and dispositive powers of the securities. Mr. Kopin and Downsview Capital, Inc. both disclaim all beneficial ownership of the securities.

(75)Includes 1,330,524 shares of common stock issuable upon the exercise of currently exercisable warrants. Alec E. Gores, the managing member of GTG PC Investments, LLC, has sole voting and dispositive powers over these securities.

(76) Includes 1,325,212 shares of common stock issuable upon the exercise of currently exercisable warrants. Barbara Schmidt has sole voting and dispositive powers over these securities.
(77)Nelse Hendricks has sole voting and dispositive powers over these securities.

(78)Maxim Partners LLC is the parent company of Maxim Group LLC, a registered broker dealer and NASD member firm. Maxim Group LLC acted as lead placement agent in connection with our offering of convertible debentures and warrants in September and October of 2006. All of the shares being registered were received by Maxim Group LLC (or its associated persons) as compensation for investment banking services. James Orazio, the president of Maxim Partners LLC, has sole voting and investment control over the shares held by Maxim Partners LLC. All of the shares being registered for Maxim Partners LLC are issuable upon the exercise of currently exercisable warrants. The address for Maxim Partners LLC is c/o Maxim Group LLC, 405 Lexington Avenue, New York, New York 10174.

(79)Garden State Securities Inc. is a registered broker dealer and NASD member firm. Garden State Securities acted as a co-placement agent in connection with our offering of convertible debentures and warrants in September and October of 2006. All of the shares being registered were received by Garden State Securities as compensation for investment banking services. Garden State Securities distributed such warrants to Capital Financial Advisors LLC, Christopher Wynne, Vincent Bruno, Louis Perrotto, Scott Sari, Raymond Ambrosino, Kevin DeRosa and Darnell Deans, its associated persons. All of the shares being registered are issuable upon the exercise of currently exercisable warrants. The address for Garden State Securities is 200 S. Wacker Drive, 13th Floor, Chicago, IL 60606.

(80)George Johnson has sole voting and investment control over the shares held by Capital Financial Advisors LLC.

36120-0013/LEGAL12917667.2

PLAN OF DISTRIBUTION

We are offering shares of our common stock issuable upon exercise of warrants or conversion of convertible debenture and convertible notes. The selling shareholders may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling shareholders will act independently from us in making decisions with respect to the timing, manner and size of each sale. We cannot guarantee that the selling shareholders will sell any or all of these shares. The selling shareholders may use any one or more of the following methods when selling shares:

• ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;
• block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;
• purchases by a broker-dealer as principal and resale by the broker-dealer for its account;
• an exchange distribution in accordance with the rules of the applicable exchange;
• privately negotiated transactions;
• short sales entered into after the effective date of the registration statement of which this prospectus is a part;
• broker-dealers may agree with the selling shareholders to sell a specified number of such shares at a stipulated price per share;
• through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;
• a combination of any such methods of sale; and
• any other method permitted pursuant to applicable law.

The selling shareholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

Broker-dealers engaged by the selling shareholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling shareholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling shareholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved. Any profits on the resale of shares of common stock by a broker-dealer acting as principal might be deemed to be underwriting discounts or commissions under the Securities Act. Discounts, concessions, commissions and similar selling expenses, if any, attributable to the sale of shares will be borne by a selling shareholder. The selling shareholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares if liabilities are imposed on that person under the Securities Act. In connection with sales of the shares of common stock or otherwise, the selling shareholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the shares of common stock in the course of hedging in positions they assume. The selling shareholders may also sell shares of common stock short and deliver shares of common stock covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The selling shareholders may also loan or pledge shares of common stock to broker-dealers that in turn may sell such shares.

Maxim Group LLC has indicated to us its willingness to act as selling agent on behalf of certain of the selling shareholders named in the Prospectus under “Selling Shareholders” that purchased our privately placed securities. All shares sold, if any, on behalf of selling shareholders by Maxim Group LLC would be in transactions executed by Maxim Group LLC on an agency basis and commissions charged to its customers in connection with each transaction shall not exceed a maximum of 5% of the gross proceeds. Maxim Group LLC does not have an underwriting agreement with us and/or the selling shareholders and no selling shareholders are required to execute transactions through Maxim Group LLC. Further, other than the existing brokerage relationship of certain of the selling shareholders as customers with Maxim Group LLC, no selling shareholder has any pre-arranged agreement, written or otherwise, with Maxim Group LLC to sell their securities through Maxim Group LLC.

The selling shareholders may from time to time pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time under this prospectus after we have

36120-0013/LEGAL12917667.2

filed an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling shareholders to include the pledgee, transferee or other successors in interest as selling shareholders under this prospectus. We also will file a post-effective amendment if an underwriter is used in the sale of the shares, which discloses the name of the underwriter and discusses the material terms of any agreement with the underwriter.

The selling shareholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus and may sell the shares of common stock from time to time under this prospectus after we have filed an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling shareholders to include the pledgee, transferee or other successors in interest as selling shareholders under this prospectus.

The selling shareholders and any broker-dealers or agents that are involved in selling the shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. Any selling shareholders that are broker-dealers or affiliates of broker-dealers may be deemed to be “underwriters” within the meaning of the Securities Act in connection with any sales of the shares by them, however, all of the selling shareholders that are affiliates of Maxim Group LLC and Garden State Securities, Inc., each a registered broker dealer and NASD member firm, received their shares of common stock as compensation for investment banking services rendered to us. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares of common stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

We are required to pay all fees and expenses incident to the registration of the shares of common stock. We have agreed to indemnify the selling shareholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

The selling shareholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their shares of common stock, nor is there an underwriter or coordinating broker acting in connection with a proposed sale of shares of common stock by any selling shareholder. If we are notified by any selling shareholder that any material arrangement has been entered into with a broker-dealer for the sale of shares of common stock, if required, we will file a supplement to this prospectus. If the selling shareholders use this prospectus for any sale of the shares of common stock, they will be subject to the prospectus delivery requirements of the Securities Act.

The anti-manipulation rules of Regulation M under the Securities Exchange Act of 1934 may apply to sales of our common stock and activities of the selling shareholders. Regulation M may restrict the ability of any person engaged in the distribution of the shares to engage in market-making activities for a period of up to five business days before the distribution.

We have advised the selling shareholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling shareholders and their affiliates. In addition, we will make copies of this Prospectus available to the selling shareholders for the purpose of satisfying the Prospectus delivery requirements of the Securities Act.

Maxim Group LLC, is a registered broker dealer and NASD member firm and its parent company is listed as a selling shareholder in this Prospectus. Maxim Group LLC served as lead placement agent in our recently completed private placement offering, and received, in addition to cash commissions of $789,350 and reimbursement of certain expenses totaling $15,306, warrants to purchase an aggregate of 917,867 shares of our common stock with an exercise price of $1.10 per share for investment banking services. The registration statement of which this Prospectus forms a part includes the shares underlying the warrants held by Maxim Group LLC. Additionally, Maxim Group LLC received warrants to purchase an aggregate of 80,000 shares of our common stock with an exercise price of $1.60 per share for other investment banking services rendered to us between April 1 and December 1, 2006. In September 2004, we issued 5,000 unit purchase options to Maxim Group LLC for services in connection with our initial public offering, 15,000 shares of our common stock are issuable upon the exercise in full of the unit purchase option and the warrants included therein.

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Commencing on October 4, 2006 and for a period of 12 months thereafter, we have agreed to pay Maxim Group LLC a monthly advisory fee of $5,000.

For a period of twelve months from the closing of the private placement, which occurred on October 4, 2006, we have granted Maxim Group LLC the right of first refusal to act as lead underwriter or minimally as a co-manager with at least 50% of the economics, for any and all future public and private equity and debt offerings, excluding ordinary course of business financings such as bank lines of credit, accounts receivable, factoring and financing generated by us or any of our successors or subsidiaries.

The 917,867 shares of common stock issued or issuable upon conversion of placement agent warrants received by Maxim Group LLC are restricted from sale, transfer, assignment, pledge or hypothecation, and shall not be the subject of any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the securities by any person for a period of 180 days immediately following the effective date of the Registration Statement of which this prospectus forms a part, except transfers of the warrants to officers or partners of Maxim Group LLC as allowed under NASD Rule 2710 (g)(1) and (2).

NASD Rule 2710 requires NASD members firms (unless an exemption applies) to satisfy the filing requirements of Rule 2710 in connection with the resale, on behalf of selling shareholders, of the securities on a principal or agency basis. NASD Notice to Members 88-101 states that in the event a selling shareholder intends to sell any of the shares registered for resale in this Prospectus through a member of the NASD participating in a distribution of our securities, such member is responsible for insuring that a timely filing, if required, is first made with the Corporate Finance Department of the NASD and disclosing to the NASD the following:

• it intends to take possession of the registered securities or to facilitate the transfer of such certificates;
• the complete details of how the selling shareholders shares are and will be held, including location of the particular accounts;

•     whether the member firm or any direct or indirect affiliates thereof have entered into, will facilitate or otherwise participate in any type of payment transaction with the selling shareholders, including details regarding any such transactions; and

•     in the event any of the securities offered by the selling shareholders are sold, transferred, assigned or hypothecated by any selling shareholder in a transaction that directly or indirectly involves a member firm of the NASD or any affiliates thereof, that prior to or at the time of said transaction the member firm will timely file all relevant documents with respect to such transaction(s) with the Corporate Finance Department of the NASD for review.

The NASD has recently proposed rule changes to NASD Rule 2710 which may, if approved, modify the requirements of its members to make filings under NASD Rule 2710. Further, no NASD member firm may receive compensation in excess of that allowable under NASD rules, including Rule 2710, in connection with the resale of the securities by the selling shareholders, which total compensation may not exceed 8%.

LEGAL MATTERS

The validity of the issuance of common stock will be passed upon for us by Perkins Coie LLP, Denver, Colorado.

EXPERTS

Our financial statements as of December 31, 2005 and December 31, 2004, incorporated by reference into this prospectus have been so incorporated in reliance on the report of Ehrhardt Keefe Steiner & Hottman PC, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

INFORMATION INCORPORATED BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose

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important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 prior to the sale of all of the securities covered by this prospectus:

1. Annual Report on Form 10KSB for the fiscal year ended December 31, 2005.
2. Amendment No. 1 to Annual Report on Form 10-KSB for the fiscal year ended December 31, 2005.
3. Quarterly Reports on Form 10-QSB for the quarters ended March 31, 2006, June 30, 2006 and September 30, 2006.

4.           Current Reports on Form 8-K filed with the SEC on April 14, 2006, April 20, 2006, April 28, 2006, June 15, 2006, June 22, 2006, July 10, 2006, July 25, 2006, August 23, 2006, September 5, 2006, September 11, 2006, October 5, 2006, October 12, 2006, November 22, 2006, December 15, 2006 and January 9, 2007.

5.           The description of our common stock contained in our registration statement on Form 8-A12B filed with the SEC on September 24, 2004, including any amendments or reports filed for the purpose of updating such description.

This prospectus is part of a registration statement on Form S-3 filed with the SEC under the Securities Act of 1933. This prospectus does not contain all of the information set forth in the registration statement. You should read the registration statement for further information about MPC Corporation and our common stock. We will provide, without charge, to each person, including any beneficial owner, to whom a copy of this prospectus is delivered, upon the written or oral request of such person, a copy of any or all of the documents that have been incorporated herein by reference but are not delivered with this prospectus. Requests for such copies should be directed to:

MPC Corporation

906 E. Karcher Road

Nampa, ID 83687

Attn: Investor Relations

(208) 893-4398

You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front page of those documents.

COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Our amended and restated articles of incorporation require that we defend and indemnify our officers and directors to the full extent permitted by Colorado law. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

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MPC CORPORATION

38,995,167 Shares Common Stock

PROSPECTUS

January 12, 2007

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PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The Registrant will pay all reasonable expenses incident to the registration of the securities. Such expenses are set forth in the following table. All of the amounts shown are estimates except the SEC registration fee.

Amount to
be paid
SEC registration fee	$4,262.00
Legal fees and expenses	80,000.00
Accounting fees and expenses	6,000.00
Printing expenses	5,000.00
Miscellaneous expenses	5,000.00
Total	$100,262.00

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Limitation of Director Liability

Our amended and restated articles of incorporation limit the liability of our directors for monetary damages arising from a breach of their fiduciary duty as directors, except to the extent otherwise required by the Colorado Business Corporation Act. This limitation of liability may not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

Indemnification

Our amended and restated articles of incorporation require that we defend and indemnify our officers and directors to the full extent permitted by Colorado law.

Under Colorado law, a corporation shall indemnify a director who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which the director was a party because he or she was a director of the corporation against reasonable expenses incurred by him or her in connection with the proceeding.

Under Colorado law, a corporation may indemnify an individual who is a party to a proceeding because he or she is or was an officer or director against liability incurred in the proceeding if the officer or director:

• acted in good faith;
• if acting in an official capacity, reasonably believed that his or her conduct was in the best interests of the corporation; and
• in all other cases, reasonably believed that his or her conduct was at least not opposed to the best interests of the corporation.

Under Colorado law, a corporation may not indemnify an officer or director if:

• in connection with a proceeding by or in the right of the corporation (i.e., a derivative action) in which the director or officer is adjudged liable to the corporation; or

•     in connection with any other proceeding charging that the director or officer derived an improper personal benefit, whether or not involving action in a official capacity, in which proceeding the director was adjudged liable on the basis that he or she derived an improper personal benefit.

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We have purchased an insurance policy covering our officers and directors, within the limits and subject to the limitations of the policies, against certain expenses in connection with the defense of actions, suits, or proceedings and certain liabilities which might be imposed as a result of such actions, suits, or proceedings, to which they are parties by reason of being or having been our directors or officers.

At present, there is no pending litigation or proceeding involving any of our directors, officers, employees or agents where indemnification will be required or permitted. We are not aware of any threatened litigation or proceeding that might result in a claim for such indemnification.

We have entered into indemnification agreements with members of our board and certain officers that provide that we will indemnify each member to the fullest extent permitted by law.

Commission Position on Indemnification for Securities Act Liabilities

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

ITEM 16. EXHIBITS.

Exhibit
Number	Description of Document
2.1	Agreement and Plan of Merger, dated as of March 20, 2005 by and among the Registrant, Spud Acquisition Corp., GTG PC Holdings, LLC and GTG-Micron Holding Company, LLC, as amended (1)

2.3	Securities Purchase Agreement dated September 6, 2006 (5)

2.4	Securities Purchase Agreement dated September 29, 2006 (6)

4.1	Amended and Restated Articles of Incorporation of the Registrant, as amended (2)

4.2	Bylaws of the Registrant (3)

4.3	Specimen common stock certificate (4)

4.4	Form of Convertible Debenture (5)

4.5	Form of Warrant (5)

4.6	Registration Rights Agreement dated September 6, 2006 (5)

4.7	Form of Lock-up Agreement (5)

4.8	Form of Convertible Debenture (6)

4.9	Form of Warrant (6)

4.10	Registration Rights Agreement dated September 29, 2006 (6)

5.1	Form of legal opinion of Perkins Coie LLP

10.1	Form of Voting Agreement (5)

10.2	Crestview Consulting Agreement (5)

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23.1	Consent of Perkins Coie LLP (included in Exhibit 5.1)

23.2	Consent of Ehrhardt Keefe Steiner & Hottman PC

24.1*	Power of Attorney (see Signature Page)

* Previously filed.

(1)

Incorporated by reference to Exhibit No. 2.1 to the Registrant’s Current Report on Form 8-K/A, filed with the Securities and Exchange Commission on March 25, 2005 and on Form 8-K, filed on May 16, 2005 and July 12, 2005.

(2)	Incorporated by reference to Exhibit No. 4.1 to the Registrant’s Registration Statement on Form S-3, filed with the Securities and Exchange Commission on October 6, 2005.

(3)	Incorporated by reference to Exhibit No. 3.2 to Amendment No. 1 to the Registrant’s Registration Statement on Form SB-2, filed with the Securities and Exchange Commission on July 2, 2004.

(4)	Incorporated by reference to Exhibit No. 4.1 to Amendment No. 3 to the Registrant’s Registration Statement on Form SB-2, filed with the Securities and Exchange Commission on July 23, 2004.

(5)	Incorporated by reference to Exhibits 2.1, 4.1, 4.2, 4.3, 4.4, 99.2 and 99.4 respectively, on Form 8-K, filed with the Securities and Exchange Commission on September 11, 2006.

(6)	Incorporated by reference to Exhibits 2.1, 4.1, 4.2 and 4.3, respectively, on Form 8-K, filed with the Securities and Exchange Commission on October 5, 2006.

ITEM 17. UNDERTAKINGS.

Registrant hereby undertakes:

1.

To file, during any period in which it offers or sells securities, a post-effective amendment to this Registration Statement to:

(a)          Include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(b)         Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) (§230.424(b) of this chapter) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(c)          Include any additional or changed material information on the plan of distribution;
provided, however, that paragraphs (1)(a) and (1)(b) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is incorporated by reference from periodic reports filed by the Registrant under the Exchange Act;

provided, however, that paragraphs (1)(a), (1)(b) and (1)(c) of this section do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

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2.

That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3.	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

4.

That, for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(a)          Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(b)          Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;

(c)          The portion of any other free writing prospectus relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(d)          Any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

5.

That, for purposes of determining any liability under the Securities Act of 1933, each filing of Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

6.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

7.

Each prospectus filed by the registrant pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on
Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Nampa, State of Idaho, on January 12, 2007.

MPC Corporation

By:	/s/ John P. Yeros
John P. Yeros Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Chief Executive Officer and Chairman of the Board (Principal Executive Officer)
/s/ John P. Yeros		January 12, 2007
John P. Yeros

Chief Financial Officer (Principal Financial Officer and Accounting Officer)
/s/ Michael R. Whyte		January 12, 2007
Michael R. Whyte

* David A. Young	Director	January 12, 2007
David A. Young

* Eric D. Murphy	Director	January 12, 2007
Eric D. Murphy

* Kent Swanson	Director	January 12, 2007
Kent Swanson

* By: /s/ John P. Yeros	Attorney-in-Fact	January 12, 2007

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EXHIBIT INDEX

Exhibit
Number	Description of Document
2.1	Agreement and Plan of Merger, dated as of March 20, 2005 by and among the Registrant, Spud Acquisition Corp., GTG PC Holdings, LLC and GTG-Micron Holding Company, LLC, as amended (1)

2.3	Securities Purchase Agreement dated September 6, 2006 (5)

2.4	Securities Purchase Agreement dated September 29, 2006 (6)

4.1	Amended and Restated Articles of Incorporation of the Registrant, as amended (2)

4.2	Bylaws of the Registrant (3)

4.3	Specimen common stock certificate (4)

4.4	Form of Convertible Debenture (5)

4.5	Form of Warrant (5)

4.6	Registration Rights Agreement dated September 6, 2006 (5)

4.7	Form of Lock-up Agreement (5)

4.8	Form of Convertible Debenture (6)

4.9	Form of Warrant (6)

4.10	Registration Rights Agreement dated September 29, 2006 (6)

5.1	Form of legal opinion of Perkins Coie LLP

10.1	Form of Voting Agreement (5)

10.2	Crestview Consulting Agreement (5)

23.1	Consent of Perkins Coie LLP (included in Exhibit 5.1)

23.2	Consent of Ehrhardt Keefe Steiner & Hottman PC

24.1*	Power of Attorney (see Signature Page)

* Previously filed.

(1)

Incorporated by reference to Exhibit No. 2.1 to the Registrant’s Current Report on Form 8-K/A, filed with the Securities and Exchange Commission on March 25, 2005 and on Form 8-K, filed on May 16, 2005 and July 12, 2005.

(2)	Incorporated by reference to Exhibit No. 4.1 to the Registrant’s Registration Statement on Form S-3, filed with the Securities and Exchange Commission on October 6, 2005.

(3)	Incorporated by reference to Exhibit No. 3.2 to Amendment No. 1 to the Registrant’s Registration Statement on Form SB-2, filed with the Securities and Exchange Commission on July 2, 2004.
(4)	Incorporated by reference to Exhibit No. 4.1 to Amendment No. 3 to the Registrant’s Registration Statement on Form SB-2, filed with the Securities and Exchange Commission on July 23, 2004.

(5)	Incorporated by reference to Exhibits 2.1, 4.1, 4.2, 4.3, 4.4, 99.2 and 99.4 respectively, on Form 8-K, filed with the Securities and Exchange Commission on September 11, 2006.

(6)	Incorporated by reference to Exhibits 2.1, 4.1, 4.2 and 4.3, respectively, on Form 8-K, filed with the Securities and Exchange Commission on October 5, 2006.

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